15027910

RECEIVED NOV 27 2015 SEC MAIL PROCESSING SECTION WASH. D.C. 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Cooper (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road (Address) Vernon (City) CT (State) 06066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ap 12/2

OATH OR AFFIRMATION

I, Larry Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2015 AND 2014

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2015 AND 2014

Contents

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Celebrating 60 Years of Quality Service 1955 – 2015

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M
Ricky A. Frimpong, CPA, CGMA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Company) as of September 30, 2015 and 2014, and the related statements of comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of **CFS Securities, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc.** as of September 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of **CFS Securities, Inc.'s** financial statements. The supplementary information is the responsibility of **CFS Securities, Inc.'s** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pue, Chick, Leibowitz + Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
November 24, 2015

76 South Frontage Road, Vernon Rockville, Connecticut 06066
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2015 AND 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash and cash equivalents	$ 66,259	$ 96,389
Commissions receivable - allowable	518	1,280
Commissions receivable - unallowable	37,650	40,215
Prepaid expenses	1,230	3,685
Total Current Assets	105,657	141,569
FIXED ASSETS		
Equipment	15,523	15,523
Accumulated depreciation	(14,252)	(13,533)
Net Book Value	1,271	1,990
OTHER ASSETS		
Due from Cooper Financial Services, Inc.	14,308	-
Note receivable - officer	56,229	55,135
Investments	38,032	39,587
Total Other Assets	108,569	94,722
TOTAL ASSETS	$ 215,497	$ 238,281

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
(Continued)
SEPTEMBER 30, 2015 AND 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts payable	$ 749	$ 4,608
Accrued retirement plan	7,974	9,416
Deferred taxes	8,700	7,000
Due to Cooper Financial Services, Inc.	-	38,115
Total Current Liabilities/Total Liabilities	17,423	59,139
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	185,733	164,301
Accumulated other comprehensive income - Net unrealized gain on investment (net of tax)	2,341	4,841
Total Stockholder's Equity	198,074	179,142
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 215,497	$ 238,281

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015		2014	
	Amount	Percent	Amount	Percent
REVENUE AND OTHER INCOME				
Commissions and fees	$ 231,689	82.0%	$ 293,869	83.6%
Administrative fees	48,413	17.1%	55,734	15.9%
Dividend and interest income	2,645	0.9%	1,658	0.5%
Total Revenue and Other Income	282,747	100.0%	351,261	100.0%
OPERATING EXPENSES	259,015	91.6%	361,615	102.9%
INCOME (LOSS) BEFORE INCOME TAXES	23,732	8.4%	(10,354)	-2.9%
INCOME TAX EXPENSE (BENEFIT)	2,300	0.8%	(1,300)	-0.4%
NET INCOME (LOSS)	21,432	7.6%	(9,054)	-2.5%
OTHER COMPREHENSIVE INCOME, NET OF TAX				
Unrealized (loss) gain on available for sale securities	(2,500)	-0.9%	2,555	0.7%
COMPREHENSIVE INCOME (LOSS)	$ 18,932	6.7%	$ (6,499)	-1.8%

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	Common Stock		Additional		Accumulated Other	Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Income	Stockholder's Equity
Balance October 01, 2013	1,000	$ 10,000	$ -	$ 173,355	$ 2,286	$ 185,641
2014 Net loss	-	-	-	(9,054)	-	(9,054)
2014 Unrealized gain, net of tax	-	-	-	-	2,555	2,555
Balance September 30, 2014	1,000	10,000	-	164,301	4,841	179,142
2015 Net income	-	-	-	21,432	-	21,432
2015 Unrealized loss, net of tax	-	-	-	-	(2,500)	(2,500)
Balance September 30, 2015	1,000	$ 10,000	$ -	$ 185,733	$ 2,341	$ 198,074

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 21,432	$ (9,054)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	719	1,098
Change in deferred taxes	1,700	(600)
Increase (decrease) in:		
Commission receivables	3,327	6,204
Prepaid expenses	2,455	1,128
Interest receivable - officer	(1,094)	-
Due from Cooper Financial Services, Inc.	(14,308)	-
(Decrease) Increase in:		
Accounts payable	(3,859)	(6,419)
Accrued retirement plan	(1,442)	(24,556)
Due to Cooper Financial Services, Inc.	(38,115)	29,549
Net cash used in operating activities	(29,185)	(2,650)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities	(945)	(1,962)
Issuance of note receivable	-	(60,385)
Payment on note receivable	-	5,250
Net cash used in investing activities	(945)	(57,097)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(30,130)	(59,747)
CASH AND CASH EQUIVALENTS - Beginning	96,389	156,136
CASH AND CASH EQUIVALENTS - Ending	$ 66,259	$ 96,389
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash paid for taxes	$ 438	$ 469
Cash paid for interest	$ -	$ 472

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2015 AND 2014

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a) **Nature of Business**

CFS Securities, Inc. (the "Company") is a Connecticut Company located in Hamden, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company provides broker-dealer services as introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

While the Company receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

b) **Basis of Presentation**

The Company uses the accrual method of accounting for financial statement purposes.

c) **Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d) **Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Company considers all investments in liquid time accounts purchased with original maturities of three months or less to be cash equivalents.

e) **Commissions Receivable**

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore an allowance is not needed.

See report of independent registered public accounting firm

1) <u>NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> - Continued

e) **<u>Commissions Receivable</u>** - continued

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

f) **<u>Fixed Assets</u>**

Fixed assets are stated at cost. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

g) **<u>Investments</u>**

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined using the average cost method, are included in earnings.

h) **<u>Advertising Costs</u>**

The Company expenses advertising costs as they are incurred.

i) **<u>Income Taxes</u>**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America (U.S. GAAP). As of September 30, 2015 and 2014, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2015 and 2014, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

j) **Fair Value Measurement**

U.S. GAAP defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

k) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 24, 2015, which represents the date the financial statements were available to be issued.

l) **Reclassifications**

Certain reclassifications have been made to the September 30, 2014 financial statements to conform to the September 30, 2015 financial statement presentation.

2) **NEW ACCOUNTING STANDARDS**

There were no new accounting standards issued in 2015 that require adoption by the Company.

3) **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. During the period from November 1, 2014 to November 30, 2014, the Company's net capital fell below the required amount by $14,794.

See report of independent registered public accounting firm

3) **NET CAPITAL REQUIREMENT** - Continued

As of September 30, 2015, the Company had net capital and net capital requirements of $80,071 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.18 to 1.

4) **INVESTMENTS**

The Company's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. The following table presents the Company's available for sale investments.

			September 30, 2015						Fair Value Hierarchy				
Fund	Cost		Gross Unrealized Loss		Gross Unrealized Gain		Fair Value		Level 1		Level 2		Level 3
Mutual Fund	34,991	$	(6,593)	$	3,493	$	38,032	$	38,032	$	-	$	-

			September 30, 2014						Fair Value Hierarchy				
Fund	Cost		Gross Unrealized Loss		Gross Unrealized Gain		Fair Value		Level 1		Level 2		Level 3
Mutual Fund	33,446	$	(2,173)	$	5,428	$	39,587	$	39,587	$	-	$	-

5) **INCOME TAX**

The income tax expense (benefit) of $2,300 and $(1,300) for the years ended September 30, 2015 and 2014, respectively, is solely a result of deferred tax consequences.

Net deferred tax liabilities of $8,700 and $7,000 at September 30, 2015 and 2014, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2015	2014
Deferred tax assets:		
Federal net operating loss carry forward	$ -	$ 1,300
State net operating loss carry forward	-	900
Accounts payable	700	1,000
Total deferred tax assets	700	3,200
Deferred tax liabilities:		
Accounts receivable	8,700	9,500
Net unrealized gain on investment	700	700
Total deferred tax liability	9,400	10,200
Net deferred tax liability	$ 8,700	$ 7,000

6) RETIREMENT PLAN

Employees of the Company participate in a 401(k) profit sharing plan, sponsored by Cooper. The Company matches 4% of an employee's compensation not to exceed their contribution. The Company can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Company uses a six year vesting schedule for the discretionary profit sharing. Retirement plan contributions were $7,974 and $9,416 for the years ended September 30, 2015 and 2014, respectively.

7) RELATED PARTY TRANSACTIONS

The Company leases office space from Cooper, a related party, under a month to month lease arrangement. The annual rental expense was $7,068 and $8,400 for the years ended September 30, 2015 and 2014, respectively.

On January 1, 2012, the Company and Cooper entered into a Common Paymaster Agreement for salaries. As outlined in the Agreement, Cooper is the disbursing entity and the Company is the reimbursing entity. During the years ended September 30, 2015 and 2014, salaries expense was $126,443 and $113,103, respectively.

On April 24, 2015, the Company entered into an expense sharing agreement with Cooper. Under the terms of the agreement, the Company pays to Cooper monthly fees for the use of office facilities and other administrative services. The Company reimbursed Cooper for administrative expenses of $14,868 and $17,304 during the years ended September 30, 2015 and 2014, respectively.

During the course of the year, the Company also paid certain administrative expenses on behalf of Cooper. The following table presents the breakdown of the amount due from (due to) Cooper as presented on the statement of financial condition as of September 30, 2015 and 2014.

		2015		2014
Gross amount due from Cooper	$	23,497	$	-
Gross amount due to Cooper		(9,189)		(38,115)
Net amount due from (due to) Cooper	$	14,308	$	(38,115)

The Company, having common ownership with Cooper, is covered under the Cooper Financial Services, Inc. retirement plan and insurance policies.

On June 6, 2014, the Company loaned money to the sole stockholder of the Company. The loan was evidenced by a promissory note from the sole stockholder to the Company. The loan, which is unsecured and bears interest at the rate of 2.00% per annum, has a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan.

During the year ended September 30, 2014, the Corporation was involved in litigation with a related party that was settled as of the date of this report. Included in professional fees for the year ended September 30, 2014 is approximately $96,000 related to this litigation.

8) **CONCENTRATIONS OF RISK AND UNCERTAINTIES**

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management of the Company believes that it is not exposed to any significant credit risk on its bank deposits.

The Company relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper Financial Services, Inc. During the years ended September 30, 2015 and 2014, the Company received 64% and 68%, respectively, of commissions from one source.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect the Company's financial position.

9) **SUPPLEMENTAL SCHEDULES REQUIRED UNDER RULE 15c3-3**

The Company claims exemption k(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

CFS SECURITIES, INC.
SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

	2015		2014	
	Amount	Percent	Amount	Percent
OPERATING EXPENSES				
Employees compensation and benefits	$ 134,418	47.5%	$ 122,519	34.9%
Commissions	30,906	10.9%	36,046	10.3%
Professional fees	36,747	13.0%	129,156	36.8%
Insurance	16,788	5.9%	15,253	4.3%
Office expenses	12,843	4.5%	19,377	5.5%
Licenses, dues and subscriptions	5,090	1.8%	7,114	2.0%
Rent	7,068	2.5%	8,400	2.4%
Auto expense	3,160	1.1%	15,580	4.4%
Payroll taxes	8,337	2.9%	4,986	1.4%
Equipment repair and maintenance	1,755	0.6%	-	0.0%
Other taxes	1,139	0.6%	744	0.2%
Depreciation	719	0.3%	1,098	0.3%
Other expenses	45	0.0%	1,342	0.4%
TOTAL OPERATING EXPENSES	$ 259,015	91.6%	$ 361,615	102.9%

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2015 AND 2014

	2015	2014
Total Assets	$ 215,497	$ 238,281
Less: Total Liabilities	17,423	59,139
Net Worth	198,074	179,142
Less: Non-allowable assets		
Prepaid expenses	1,230	3,685
Fixed assets	1,271	1,990
Commissions receivable - unallowable	37,650	40,215
Due from Cooper Financial Services, Inc.	14,308	-
Note receivable - officer	56,229	55,135
Total	110,688	101,025
Tentative Net Capital	87,386	78,117
Less adjustments:		
(Discount on Securities)	(5,705)	(5,938)
Net Capital	$ 81,681	$ 72,179
Aggregate indebtedness	$ 17,423	$ 59,139
Computation of basis of net capital requirement:		
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000 minium net capital requirement)	$ 5,000	$ 5,000
Excess of net capital	$ 76,681	$ 67,179
Ratio of aggregate indedtedness to net capital	0.18:1	0.76:1

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE III - ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2015

Cash - Checking and Money Market		$ 66,259
Marketable Securities	38,032	
Less 15% Disallowance	5,705	
Total		32,327
Accounts Receivable - Allowable		
American Funds		518
Assets Deemed Allowable		$ 99,104

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 66,259	$ -	$ 66,259
Commissions receivable - allowable	518	-	518
Commissions receivable - unallowable	37,650	-	37,650
Prepaid expenses	4,588	(3,358)	1,230
Total Current Assets	109,015	(3,358)	105,657
FIXED ASSETS			
Equipment	15,523	-	15,523
Accumulated depreciation	(14,251)	(1)	(14,252)
Net Book Value	1,272	(1)	1,271
OTHER ASSETS			
Due from Cooper Financial Services, Inc.	-	14,308	14,308
Note receivable - officer	56,229	-	56,229
Investment	38,032	-	38,032
Total Other Assets	94,261	14,308	108,569
Total Assets	$ 204,548	$ 10,949	$ 215,497

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2015

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities:			
Accounts payable	$ 750	$ (1)	$ 749
Accrued retirement plan	7,975	(1)	7,974
Deferred taxes	7,000	1,700	8,700
Due to Cooper Financial Services, Inc.	3,309	(3,309)	-
Total Current Liabilities/Total Liabilities	19,034	(1,611)	17,423
STOCKHOLDER'S EQUITY			
Common stock	10,000	-	10,000
Retained earnings	175,514	10,219	185,733
Accumulated other comprehensive income - Net unrealized gain on investments (net of tax)	-	2,341	2,341
Total Stockholder's Equity	185,514	12,560	198,074
Total Liabilities and Stockholder's Equity	$ 204,548	$ 10,949	$ 215,497

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS (Continued) SEPTEMBER 30, 2015

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
REVENUE AND OTHER INCOME			
Commissions and fees	$ 231,688	$ 1	$ 231,689
Administrative fees	48,412	1	48,413
Realized gains (losses) on investment	(3,100)	3,100	-
Dividends and interest income	2,646	(1)	2,645
Total Revenue and Other Income	279,646	3,101	282,747
OPERATING EXPENSES			
Employees compensation and benefits	159,191	(24,773)	134,418
Commissions	30,906	-	30,906
Professional fees	30,867	5,880	36,747
Insurance	22,693	(5,905)	16,788
Office expenses	10,520	2,323	12,843
Licenses, dues and subscriptions	5,090	-	5,090
Rent	4,905	2,163	7,068
Auto expense	3,160	-	3,160
Payroll taxes	2,285	6,052	8,337
Equipment repairs and maintenance	1,754	1	1,755
Other taxes	1,139	-	1,139
Depreciation	719	-	719
Other expenses	45	-	45
Total Operating Expenses	273,274	(14,259)	259,015
INCOME BEFORE INCOME TAXES	6,372	17,360	23,732
INCOME TAX EXPENSE	-	2,300	2,300
NET INCOME	6,372	15,060	21,432
RETAINED EARNINGS - beginning	168,541	(4,240)	164,301
RETAINED EARNINGS - ending	$ 174,913	$ 10,820	$ 185,733

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2015

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 204,548	$ 10,949	$ 215,497
Less: Total Liabilities	19,034	(1,611)	17,423
Net Worth	185,514	12,560	198,074
Less: Non-allowable assets			
Prepaid expenses	4,588	(3,358)	1,230
Fixed assets	1,271	-	1,271
Commissions receivable - unallowable	37,650	-	37,650
Due from Cooper Financial Services, Inc.	-	14,308	14,308
Note receivable - officer	56,230	(1)	56,229
Total	99,739	10,949	110,688
Tentative Net Capital	85,775	1,611	87,386
Less Adjustments:			
(Discount on securities)	(5,705)	-	(5,705)
Net Capital	$ 80,070	$ 1,611	$ 81,681

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust unrealized gain on investments and deferred income taxes.

CFS Securities, Inc.
Member FINRA/SIPC
3190 Whitney Avenue Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) (203) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@cooperfinservices.com

November 23, 2015

The Exemption Report

We, as members of management of CFS Securities, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240. 15c3-3: 2(ii) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions.

Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: 2(ii) (the "exemption provisions");

(2) We met the identified exemption provisions throughout the most recent fiscal year, September 30, 2015, without exception.

Sincerely,

Lawrence Cooper
President & Chief Compliance Officer
CFS Securities, Inc.

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Celebrating 60 Years of Quality Service 1955 – 2015

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M
Ricky A. Frimpong, CPA, CGMA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CFS Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **CFS Securities, Inc.** identified the following provisions of 17 C.F. R. §15c3-3(k) under which **CFS Securities, Inc.** claimed an exemption from 17 C.F. R. §240.15c3-3: (2)(ii) and (2) **CFS Securities, Inc.** stated that **CFS Securities, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **CFS Securities, Inc.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CFS Securities, Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pue, Chick, Leibowitz + Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
November 24, 2015

76 South Frontage Road, Vernon Rockville, Connecticut 06066
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com